SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549




FORM 12B-25



NOTIFICATION OF LATE FILING
of

FORM 10-QSB
For Period Ended:  September 30, 1998



DIAPULSE CORPORATION OF AMERICA
(Name of Registrant)



321 East Shore Road, Great Neck, NY 11023
(Address of Principal Executive Office)



____132-3___
(Commission File Number)




Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.





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Part II

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:  (Check appropriate box.)

	[X]	(a)	The reasons described in reasonable detail in Part III of this form
			could not be eliminated without unreasonable effort or expense;

	[X]	(b)	The subject quarterly report on Form 10-QSB will be filed on or
			before the five calendar days following the prescribed due date;

	[  ]	(c)	The accountant's statement or other exhibit required by Rule
			12b-25(c) has been attached if applicable.

Part III

	State below in reasonable detail the reasons why Form 10-QSB could not be file within the prescribed period.

Due to the delay in filing the Company's 10-KSB for the year ended
December 31, 1997, the Company has been delayed in closing it's books for the third quarter ended September 30, 1998.

		As a result of the foregoing, the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998, cannot be completed and timely filed without unreasonable effort or expense.













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Part IV

	(1)	Name and telephone number of person to contact in regard to this
		notification.

			___Jesse Ross_________________(516) 466-3030___

	(2)	Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
		Act of 1940 during the preceding twelve months or for such shorter period
		that the registrant was required to file such report(s) been filed?  If the
		answer is no, identify such reports.

			Yes [  ]		No [ X ]

As described above, The Company has not yet filed its Form 10-QSB for the 2nd and 3rd Quarters ended June 30, 1998 and September 30, 1998 due to the delay in filing our 10-KSB

	(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the
	earnings statements to be included in the subject report or portion
	thereof?  If so, attached an explanation of the anticipated change, both
	narratively and quantitatively, and if appropriate, state the reasons why
	a reasonable estimate of the results cannot be made.

		Yes [X]		No [   ]

The Company expects its results of operations for the third quarter of fiscal 1998 to be significantly less profitable that the third quarter of 1997. Sales are significantly less, which will result in lower gross margins and lower earnings.

	DIAPULSE CORPORTION OF AMERICA has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 13, 1998,			By: ________________________
							Name:  Jesse Ross
							Title:  Chairman of the Board
								and President